UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

INDEPENDENT BANK CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	38-2032782
(State of incorporation or organization)	(IRS Employer Identification No.)

230 West Main Street, Ionia, Michigan	48846
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:    None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates:  N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights
(Title of Class)

Item 1.    Description of Registrant’s Securities to be Registered.

On November 15, 2011, Independent Bank Corporation, a Michigan corporation (the "Company"), entered into a Tax Benefits Preservation Plan (the "Plan") with American Stock Transfer & Trust Company, LLC, as Rights Agent (the "Rights Agent").  The Company entered into the Plan in an effort to deter acquisitions of the Company's common stock (the "Common Stock") that would potentially limit the Company's ability to use certain deferred tax assets.  A summary of the terms of the Plan is set forth below.  This summary of the Plan is only a summary of certain key provisions, is not complete, and is qualified in its entirety by the provisions of the Plan, a copy of which is filed as an exhibit to this Registration Statement on Form 8-A and incorporated in this Item 1 by reference.

General.  In connection with the Plan, the Board of Directors of the Company (the "Board") declared a dividend of one preferred share purchase right (a "Right") in respect of each share of Common Stock outstanding at the close of business on November 15, 2011 (the "Record Date"), and to become outstanding between the Record Date and the earlier of the Distribution Date and the Expiration Date (as such terms are defined below).  Each Right represents the right to purchase, upon the terms and subject to the conditions in the Plan, 1/1000th of a share of Series C Junior Participating Preferred Stock, no par value per share ("Preferred Share"), for $20.00 (the "Purchase Price"), subject to adjustment.  Each Preferred Share has the designations, powers, preferences, and rights set forth in the Certificate of Designation of Series C Junior Participating Preferred Stock, filed on November 10, 2011 with the State of Michigan, Department of Licensing and Regulatory Affairs (the "Certificate of Designation"). In general terms, the Rights will impose a significant penalty upon any person that, together with its affiliates, acquires 4.99% or more of the outstanding shares of Common Stock after the date of the Plan.   Shareholders who own 4.99% or more of the outstanding Common Stock as of the date of the Plan  are excluded, subject to certain exceptions.  In addition, the Board may, in its sole discretion, exempt any person or group for purposes of the Rights Agreement if it determines the acquisition by such person or group will not jeopardize the Company's utilization of its tax benefits. Any person that acquires shares of Common Stock in violation of these limitations is known as an "Acquiring Person."

The Rights.  Prior to the Distribution Date, the Rights will be evidenced by, and trade with, the Common Stock and will not be exercisable. After the Distribution Date, the Company will cause the Rights Agent to mail rights certificates to shareholders of the Company (other than the Acquiring Person and its Affiliates) and the Rights will trade independently of the Common Stock.

Distribution Date.  The Rights will be separate from the Common Stock and become exercisable following the close of business on the 10th business day following the earlier of (i) the date of the first public announcement by the Company in a press release expressly referring to the Plan indicating that a person has become an Acquiring Person (the "Shares Acquisition Date") and (ii) the date of the commencement of a tender or exchange offer by any person if, upon consummation of such offer, such person would or could be an Acquiring Person. The date that the Rights become exercisable is referred to as the "Distribution Date."

Exercise of Rights.  Once the Rights become exercisable, each Right will allow its holder to purchase from the Company 1/1000th of a Preferred Share for the Purchase Price.  This portion of a Preferred Share will give the shareholder approximately the same dividend, voting, and liquidation rights as one share of Common Stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Adjustment Mechanism.  Following the Shares Acquisition Date, Rights owned by the Acquiring Person or its transferees will automatically be void, and each other Right will automatically become a Right to buy, for the Purchase Price, that number of one-thousandths of a Preferred Share determined by dividing the Purchase Price by 50% of the current market value of the Common Stock, as determined pursuant to the Plan.

Exchange or Redemption.  At any time after the Shares Acquisition Date, the Board may, at its option, exchange all or part of the then outstanding and exercisable Rights for Preferred Shares or Common Stock at an exchange ratio of 1/1000 Preferred Share or one share of Common Stock per Right, subject to adjustments and limitations described in the Plan and a reduction in the shares issuable to pay the deemed Purchase Price.  The Board may redeem all, but not fewer than all, of the then outstanding Rights at a redemption price of $0.001 per Right at any time prior to a Shares Acquisition Date.

Expiration. The Rights will expire on the earliest of (i) the Final Expiration Date (as defined below), (ii) the time at which all Rights are redeemed, (iii) the time at which all Rights are exchanged, (iv) such date on which the Board determines, in its sole discretion, that the Rights and the Plan are no longer necessary for the preservation of the Tax Benefits, and (v) such date prior to a Shares Acquisition Date on which the Board determines, in its sole discretion, that the Rights and the Plan are no longer in the best interests of the Company and its shareholders (such earliest date, the "Expiration Date"). The "Final Expiration Date" means the close of business on November 15, 2016; provided that if a Shares Acquisition Date occurs fewer than 30 days prior to such date, then the Final Expiration Date shall be the date that is 30 days after the Shares Acquisition Date.

Amendments.  The terms of the Plan may be amended by the Board without the consent of the holders of the Rights. After a Shares Acquisition Date, the Board may not amend the Plan in a way that adversely affects holders of the Rights, other than an Acquiring Person or its affiliate.

Item 2.    Exhibits.

Exhibit No.	Description
4.1	Tax Benefits Preservation Plan, including exhibits, dated as of November 15, 2011, by and between Independent Bank Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent.
4.2	Certificate of Designation of Series C Junior Participating Preferred Stock, as filed with the State of Michigan, Department of Licensing and Regulatory Affairs on November 10, 2011.
4.3	Form of Right Certificate (incorporated in this Exhibit 4.3 by reference to Exhibit B of the Plan, included as Exhibit 4.1 to this Registration Statement on Form 8-A).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INDEPENDENT BANK CORPORATION

Dated: November 15, 2011	/s/ Robert N. Shuster
	By:	Robert N. Shuster
	Its:	Executive VP and Chief Financial Officer